Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363 Tel: 404.322.6000 Fax: 404.322.6050 www.nelsonmullins.com	Michael K. Rafter Tel: 404.322.6627 mike.rafter@nelsonmullins.com

December 22, 2016

VIA EDGAR

Ms. Sandra B. Hunter

Staff Attorney

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Storage Growth Trust, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 29, 2016

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2016

Your File No.: 333-193480

Dear Ms. Hunter:

On behalf of our client, Strategic Storage Growth Trust, Inc. (the “Company”), we are submitting this letter regarding the Company’s Form 10-K filed on March 29, 2016 (the “Form 10-K”) and the Company’s Proxy Statement filed on April 11, 2016 (the “Proxy Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to Michael S. McClure of the Company dated December 13, 2016 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015

General

1. We note your disclosure in your current report on Form 8-K filed April 11, 2016 that your estimated value per share is $10.05. In future Exchange Act periodic reports, please disclose whether the stockholder servicing fee on Class T shares has been valued using a hypothetical liquidation value and whether, as a result, the NAV and NAV per share do not reflect any obligation to pay future trail fees.

RESPONSE: In response to your comment and on behalf of the Company, we confirm that future Exchange Act periodic reports discussing the calculation of our estimated value per share will disclose that, when calculating our estimated value per share, the stockholder servicing fee on Class T shares has been valued using a hypothetical liquidation value and, as a result, the Net Asset Value and estimated value per share do not reflect any obligation to pay future stockholder servicing fees since such fees would terminate upon liquidation. We respectfully request that you clear this comment.

Ms. Sandra B. Hunter

December 22, 2016

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 22

Fees Paid to our Affiliates, page 26

2. We note your disclosure on page 26 that your Dealer Manager will receive an ongoing stockholder servicing fee that will be payable monthly and will accrue daily in an amount equal to 1/365th of 1% of the purchase price per share of Class T shares sold in the primary offering portion of the Offering. In future Exchange Act periodic reports, please revise your fee table to disclose the amount of the stockholder servicing fee actually paid and the amount accrued but unpaid.

RESPONSE: In response to this comment and on behalf of the Company, we confirm that in future Exchange Act periodic reports, the affiliate fee table will be revised to disclose the amount of the stockholder servicing fee actually paid and the amount accrued but unpaid. We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc:	Mr. Michael S. McClure